Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2026

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The interim consolidated financial statements of FirstService Corporation, which include the interim consolidated balance sheet as at September 30, 2026 and the interim consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for the three and nine month periods ended September 30, 2026 and 2025 are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on the best judgment of management.

These interim consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

/s/ Scott Patterson	/s/ Jeremy Rakusin
Scott Patterson	Jeremy Rakusin
CEO	CFO

October 30, 2026

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2026	2025	2026	2025

Revenues (note 3)	$1,531,698	$1,447,565	$4,298,027	$4,114,124

Cost of revenues	1,034,439	960,420	2,889,457	2,737,222
Selling, general and administrative expenses	334,678	328,982	995,656	972,500
Depreciation	29,735	27,807	86,664	79,392
Amortization of intangible assets	21,268	18,828	62,888	57,051
Acquisition-related items	4,209	(4,100)	9,657	15,795
Operating earnings	107,369	115,628	253,705	252,164

Interest expense, net	18,839	18,179	49,647	56,609
Other expense (income), net	146	(1,138)	(236)	(2,220)
Earnings before income tax	88,384	98,587	204,294	197,775
Income tax expense (note 8)	23,834	27,700	55,191	57,377
Net earnings	64,550	70,887	149,103	140,398

Non-controlling interest share of earnings (note 11)	6,587	6,709	15,941	11,430
Non-controlling interest redemption increment (note 11)	15,051	7,010	24,972	22,899
Net earnings attributable to Company	$42,912	$57,168	$108,190	$106,069

Net earnings per common share (note 12)

Basic	$0.99	$1.25	$2.41	$2.33
Diluted	$0.99	$1.24	$2.41	$2.32

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2026	2025	2026	2025

Net earnings	$64,550	$70,887	$149,103	$140,398

Foreign currency translation gain (loss)	(176)	(2,350)	(3,318)	1,848

Comprehensive earnings	64,374	68,537	145,785	142,246

Less: Comprehensive earnings attributable to non-controlling interests	21,638	13,719	40,913	34,329

Comprehensive earnings attributable to Company	$42,736	$54,818	$104,872	$107,917

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents	$160,759	$154,425
Restricted cash	25,054	25,665
Accounts receivable, net of allowance of $27,800 (December 31, 2025 - $27,334)	947,276	922,106
Income tax recoverable	19,175	22,112
Inventories (note 7)	341,010	274,243
Prepaid expenses and other current assets	100,133	105,229
	1,593,407	1,503,780

Other receivables	4,144	4,720
Other assets	25,699	24,754
Deferred income tax	5,185	4,979
Fixed assets	292,601	289,718
Operating lease right-of-use assets (note 6)	275,421	269,573
Intangible assets	686,462	684,739
Goodwill	1,567,130	1,501,450
	2,856,642	2,779,933
	$4,450,049	$4,283,713

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$194,610	$158,511
Accrued liabilities	428,927	388,554
Income taxes payable	6,536	12,720
Unearned revenues	227,149	209,226
Operating lease liabilities - current (note 6)	60,842	59,113
Long-term debt - current (note 9)	13,339	13,649
Contingent acquisition consideration - current (note 10)	9,490	40,377
	940,893	882,150

Long-term debt - non-current (note 9)	1,541,075	1,069,027
Operating lease liabilities - non-current (note 6)	246,679	242,593
Contingent acquisition consideration (note 10)	5,834	6,575
Unearned revenues	23,133	25,523
Other liabilities	93,971	92,664
Deferred income tax	119,301	102,991
	2,029,993	1,539,373
Redeemable non-controlling interests (note 11)	542,329	486,191

Shareholders' equity	936,834	1,375,999
	$4,450,049	$4,283,713

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed		comprehensive
	shares	Amount	surplus	Deficit	loss	Total

Balance, December 31, 2025	45,722,486	$1,006,554	$117,570	$260,396	$(8,521)	$1,375,999
Net earnings	-	-	-	19,989	-	19,989
Other comprehensive loss	-	-	-	-	(1,475)	(1,475)

Common Shares:
Stock option expense	-	-	8,431	-	-	8,431
Stock options exercised	259,275	48,864	(8,822)	-	-	40,042
Dividends	-	-	-	(14,024)	-	(14,024)
Balance, March 31, 2026	45,981,761	$1,055,418	$117,179	$266,361	$(9,996)	$1,428,962
Net earnings	-	-	-	45,289	-	45,289
Other comprehensive loss	-	-	-	-	(1,667)	(1,667)

Common Shares:
Stock option expense	-	-	7,388	-	-	7,388
Dividends	-	-	-	(13,468)	-	(13,468)
Purchased for cancellation	(1,827,750)	(41,952)	-	(206,465)	-	(248,417)
Balance, June 30, 2026	44,154,011	$1,013,466	$124,567	$91,717	$(11,663)	$1,218,087
Net earnings	-	-	-	42,912	-	42,912
Other comprehensive loss	-	-	-	-	(176)	(176)
Common Shares:
Stock option expense	-	-	7,462	-	-	7,462
Dividends	-	-	-	(12,783)	-	(12,783)
Purchased for cancellation	(2,243,184)	(51,488)	-	(267,180)	-	(318,668)
Balance, September 30, 2026	41,910,827	$961,978	$132,029	$(145,334)	$(11,839)	$936,834

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2024	45,268,672	$929,908	$104,794	$165,474	$(12,430)	$1,187,746
Net earnings	-	-	-	2,803	-	2,803
Other comprehensive loss	-	-	-	-	(16)	(16)

Subsidiaries’ equity transactions	-	-	14	-	-	14
Common Shares:
Stock option expense	-	-	7,599	-	-	7,599
Stock options exercised	175,329	25,292	(5,206)	-	-	20,086
Dividends	-	-	-	(12,498)	-	(12,498)
Balance, March 31, 2025	45,444,001	$955,200	$107,201	$155,779	$(12,446)	$1,205,734
Net earnings	-	-	-	46,098	-	46,098
Other comprehensive income	-	-	-	-	4,214	4,214

Subsidiaries’ equity transactions	-	-	3	-	-	3
Common Shares:
Stock option expense	-	-	6,556	-	-	6,556
Stock options exercised	12,000	2,215	(495)	-	-	1,720
Dividends	-	-	-	(12,500)	-	(12,500)
Balance, June 30, 2025	45,456,001	$957,415	$113,265	$189,377	$(8,232)	$1,251,825

Net earnings	-	-	-	57,168	-	57,168
Other comprehensive loss	-	-	-	-	(2,350)	(2,350)

Common Shares:
Stock option expense	-	-	6,617	-	-	6,617
Stock options exercised	256,235	47,388	(8,595)	-	-	38,793
Dividends	-	-	-	(12,570)	-	(12,570)
Balance, September 30, 2025	45,712,236	$1,004,803	$111,287	$233,975	$(10,582)	$1,339,483

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2026	2025	2026	2025
Cash provided by (used in)

Operating activities
Net earnings	$64,550	70,887	$149,103	$140,398

Items not affecting cash:
Depreciation and amortization	51,003	46,635	149,552	136,443
Deferred income tax	(10)	(830)	(149)	(2,420)
Share-based compensation	7,090	6,617	24,155	20,772
Contingent acquisition consideration fair value adjustments	1,432	(5,815)	(15,772)	7,592
Other	290	(284)	8,482	1,506

Changes in non-cash working capital:
Accounts receivable	(39,670)	34,649	(15,354)	19,828
Inventories	(37,166)	1,950	(67,426)	1,399
Prepaid expenses and other current assets	(1,400)	5,553	4,737	(9,291)
Payables and accruals	51,439	(13,312)	57,756	(26,475)
Unearned revenues	(15,081)	(26,529)	6,810	24,643
Other liabilities	1,684	6,841	254	16,051
Net cash provided by operating activities	84,161	126,362	302,148	330,446

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(24,768)	(44,469)	(73,191)	(96,385)
Purchases of fixed assets	(28,452)	(33,663)	(88,096)	(96,601)
Other investing activities	(879)	(1,372)	2,600	(10,042)
Net cash used in investing activities	(54,099)	(79,504)	(158,687)	(203,028)

Financing activities
Increase in long-term debt	307,200	29,965	535,200	99,641
Repayment of long-term debt	(3,334)	(66,906)	(63,130)	(191,409)
Purchases of non-controlling interests, net	(1,002)	(4,597)	(11,218)	(33,943)
Contingent acquisition consideration	(19,810)	(6,925)	(22,310)	(7,825)
Proceeds received on exercise of options	-	35,794	40,042	57,600
Dividends paid to common shareholders	(13,467)	(12,501)	(40,065)	(36,315)
Distributions paid to non-controlling interests	(3,933)	(1,828)	(17,504)	(13,430)
Repurchases of Common Shares	(311,589)	-	(560,006)	-
Net cash used in financing activities	(45,935)	(26,998)	(138,991)	(125,681)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	548	781	1,253	88

Increase (decrease) in cash, cash equivalents and restricted cash	(15,325)	20,641	5,723	1,825

Cash, cash equivalents and restricted cash, beginning of period	201,138	224,870	180,090	243,686

Cash, cash equivalents and restricted cash, end of period	$185,813	245,511	$185,813	$245,511

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2026

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through company-owned locations and franchise networks. The principal brands in this division include First Onsite Property Restoration, Paul Davis Restoration, Roofing Corp of America, Century Fire Protection, California Closets, CertaPro Painters, Floor Coverings International, and Pillar to Post Home Inspectors.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

These unaudited interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below. In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments necessary for a fair statement of the financial position of the Company as at September 30, 2026 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2026 and 2025. All such adjustments are of a normal recurring nature. The condensed balance sheet at December 31, 2025 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the three and nine month periods ended September 30, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026. Effective January 1, 2026, the Company adopted ASU 2025-05 – Financial Instruments – Credit Losses (Topic 326); Measurement of Credit Losses for Accounts Receivable and Contract Assets. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements. The Company elected to adopt the practical expedient available under this ASU.

In April 2026, the Company established an uncommitted accounts receivable sale program (the “AR Facility”). The Company’s operating subsidiaries are the servicers under the AR Facility. During the nine months ended September 30, 2026, the Company sold $63,515 of accounts receivable for proceeds of $62,853. The Company considered whether control of the receivables had been surrendered to the purchaser and concluded that de-recognition was appropriate.

Annual goodwill impairment test

Goodwill is tested for impairment annually as of August 1, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. During the third quarter of 2026, management performed its annual goodwill test as of August 1, 2026 for all reporting units. The company performed a quantitative goodwill impairment test for one reporting unit in the FirstService Brands segment. The goodwill attributable to this reporting unit is $380,277. All remaining reporting units were considered for qualitative factors and it was determined that a quantitative impairment test was not required.

As a result of the quantitative test, the Company determined that no impairment existed for the reporting unit. Testing indicated that the fair value for the reporting unit exceeded its carrying value by less than 5%, with reduced headroom compared to the test performed as at December 31, 2025.

The fair value of this reporting unit was determined using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on comparable entities with similar operations and economic characteristics. Management applied significant judgement in estimating the fair values of the Company’s reporting unit, which included selecting significant assumptions relating to the market multiples of EBITDA, and EBITDA, where applicable. If all other assumptions remain constant, a 0.5x decrease in the selected multiple would decrease fair value by approximately 5%, and a 3% decrease in EBITDA would decrease fair value by approximately 3%.

3.       REVENUE RECOGNITION – Disaggregated revenues are as follows:

	Three months		Nine months
	ended September 30		ended September 30
	2026	2025	2026	2025
Revenues

FirstService Residential	$633,279	$605,426	$1,795,810	$1,723,536
FirstService Brands company-owned	836,841	780,616	2,324,106	2,217,328
FirstService Brands franchisor	58,487	59,267	170,657	166,403
FirstService Brands franchise fee	3,091	2,256	7,454	6,857

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at September 30, 2026, the aggregate amount of backlog was $1,124,439 (December 31, 2025 - $1,027,757). The Company expects to recognize revenue on the majority of the remaining backlog over the next 12 months.

The majority of current unearned revenues as at September 30, 2026 are expected to be recognized into income within 12 months of the balance sheet date.

4.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In November 2024, the FASB issued ASU 2024-03 – Disaggregation of Income Statement Expenses (DISE). This ASU requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance is effective for the annual period December 31, 2027 and interim periods thereafter and should be adopted prospectively with the option for retrospective application. The Company is currently assessing the impact of this ASU on its financial disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which amends ASU 2024-03. This update clarified the effective date of the guidance introduced in ASU 2024-03.

In September 2025, the FASB issued ASU 2025-06 – Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal – Use Software. This ASU modernizes the existing U.S. GAAP guidance on accounting for internal-use software costs under ASC 350-40 to better reflect current software development practices. The guidance is effective January 1, 2028, and may be adopted prospectively, modified prospectively, or retrospectively, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial disclosures.

5.       ACQUISITIONS – During the nine months ended September 30, 2026, the Company completed seven acquisitions, one in the FirstService Residential segment and six in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired a property management services firm, headquartered in Palm Beach, Florida. In the FirstService Brands segment, the Company acquired a Paul Davis franchisee operating in Cleveland, Ohio, a California Closets franchisee located in Indianapolis, Indiana, as well as an independent roofing business headquartered in Kansas City, Missouri. In addition, the Company acquired three independent fire protection businesses located in Austin, Texas, Tampa, Florida and Greenville, South Carolina, respectively. The acquisition date fair value of consideration transferred was as follows: cash of $73,191 (net of cash acquired of $9,101), and contingent consideration of $6,563.

During the nine months ended September 30, 2025, the Company completed seven acquisitions for cash consideration of $96,385 (net of cash acquired of $7,116), and contingent consideration of $5,683.

The purchase price allocations for certain transactions completed in the last twelve months are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase price method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. There have been no material changes to the estimated purchase price allocations determined at the time of acquisition during the nine months ended September 30, 2026.

Except for where arrangements represent compensation for the benefit of the Company, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2026 was $15,324 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $14,617 to a maximum of $17,197. The contingencies will expire during the period extending to May 2028. During the nine months ended September 30, 2026, $22,310 was paid with reference to such contingent consideration (2025 - $7,825).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 13 years, some of which may include options to extend the leases for up to 15 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the nine months ended September 30, 2026 was $58,696 (2025 - $55,024).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, nine months ended September 30	2026

Cash paid for amounts included in the measurement of operating lease liabilities	$58,855
Right-of-use assets obtained in exchange for operating lease obligation	$56,638

7.       INVENTORIES - Inventories are comprised of the following:

	September 30,	December 31,
	2026	2025

Work-in-progress	$262,048	$199,739
Finished Goods	35,051	30,257
Supplies and other	43,911	44,247
	$341,010	$274,243

8.       INCOME TAX – The provision for income tax for the nine months ended September 30, 2026 reflected an effective tax rate of 27% (2025 - 29%).

9.       LONG-TERM DEBT – In February 2025, the Company entered into a third amended and restated credit agreement providing for a $1,750,000 revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2030. The revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios.

In September 2022 (and as amended in April 2024 for the facility with NYL Investors LLC), the Company entered into two revolving, uncommitted financing facilities for potential future private placement issuances of senior unsecured notes (the “Notes”) aggregating $550,000 with its existing lenders, NYL Investors LLC (“New York Life”) of up to $250,000 and PGIM Private Capital (“Prudential”), of up to $300,000, in each case, net of any existing notes held by them. The facility with New York Life has a term ending April 3, 2027. The Company has the ability to issue incremental Note tranches under the New York Life facility until April 3, 2027, subject to acceptance by New York Life, with varying maturities as determined by the Company, and with coupon pricing determined at the time of each Note issuance. The facility with Prudential expired on September 29, 2025, such that no further private placement issuances of Notes may be made thereunder to Prudential. As part of the closing of the New York Life facility, the Company issued, on a private placement basis to New York Life, $60,000 of 4.53% Notes, which are due in full on September 29, 2032, with interest payable semi-annually.

In January 2024, the Company issued, on a private placement basis to New York Life, $50,000 of 5.48% Notes, which are due in full on January 30, 2029, as well as $25,000 of 5.60% Notes, which are due in full on January 30, 2031, both with interest payable semi-annually. Also in January 2024, the Company issued, on a private placement basis to Prudential, $50,000 of 5.64% Notes, which are due in full on January 30, 2031, with interest payable semi-annually.

The indebtedness under the Credit Agreement and the Notes rank equally in terms of seniority. The Company is prohibited under the Credit Agreement from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement.

10.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2026:

		Fair value measurements at September 30, 2026

	Carrying value at
	September 30, 2026	Level 1	Level 2	Level 3

Contingent consideration liability	$15,324	$-	$-	$15,324
Interest rate swap asset	4,869	-	4,869	-

The fair value of the interest rate swap asset was calculated through discounting future expected cash flows using the appropriate prevailing interest rate swap curve adjusted for credit risk. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs are expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion is driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2026

Balance, January 1	$46,952
Amounts recognized on acquisitions	6,563
Fair value adjustments	(15,772)
Resolved and settled in cash	(22,310)
Other	(109)
Balance, September 30	$15,324

Less: Current portion	9,490
Non-current portion	$5,834

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. In connection with fair value disclosures, the inputs to the measurement of the fair value of long term debt are Level 2 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 4.5% to 5.0%). The following are estimates of the fair values for other financial instruments that are not carried and measured at fair value on a recurring basis:

	September 30, 2026		December 31, 2025
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,144	$4,144	$4,720	$4,720
Long-term debt	1,554,414	1,553,833	1,082,676	1,090,702

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables, which are Level 3 fair value measurements.

11.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2026

Balance, January 1	$486,191
RNCI share of earnings	15,941
RNCI redemption increment	24,972
Distributions paid to RNCI	(17,504)
Purchases of interests from RNCI, net	(11,218)
RNCI recognized on business acquisitions	44,010
Other	(63)
Balance, September 30	$542,329

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of September 30, 2026 was $444,461. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at September 30, 2026, approximately 3,200,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12.       NET EARNINGS PER COMMON SHARE – The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2026	2025	2026	2025

Basic shares	43,329	45,568	44,836	45,462
Assumed exercise of Company stock options	1	356	2	270
Diluted shares	43,330	45,924	44,838	45,732

13.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a three-to-five-year term, expires five to six years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at September 30, 2026, there were 2,148,640 options available for future grants. On April 1, 2026, shareholders of the Company approved amendments to the stock option plan to increase the maximum number of Common Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 2,000,000 Common Shares.

Grants under the Company’s stock option plan are equity-classified awards. There were no stock options granted during the three months ended September 30, 2026 (2025 – nil). The Company estimates the probability of achievement of performance conditions at each reporting period and reflects the estimates in the number of options expected to vest with any changes recognized through stock-based compensation expense. Stock option activity for the nine months ended September 30, 2026 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	2,536,190	$156.57
Granted	625,000	158.68
Exercised	(259,275)	154.44
Forfeited	(10,400)	160.45
Shares issuable under options - End of period	2,891,515	$157.20	3.58	$-
Options exercisable - End of period	1,167,456	$149.83	1.24	$-

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2026 was $23,281 (2025 - $20,772). As of September 30, 2026, there was $37,466 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2026, the fair value of options vested was $18,796 (2025 - $18,458).

Share-based compensation expense for the nine months ended September 30, 2026 was $24,155 (2025 - $20,772). Share-based compensation expense includes stock-based compensation expense of $23,281 and deferred share unit expense of $874.

14.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.       SEGMENTED INFORMATION – The Company has two reportable operating segments as determined by the chief operating decision maker (CODM), who is the Chief Executive Officer of the Company. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The CODM assesses each segment’s performance based on operating earnings. Specifically, the CODM uses operating earnings to monitor results against expectations for each reportable segment. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office and is not a segment.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2026
Revenues	$633,279	$898,419	$-	$1,531,698
Cost of revenues	472,584	561,855	-	1,034,439
Selling, general and administrative	89,368	234,769	10,541	334,678
Depreciation and amortization	13,213	37,767	23	51,003
Acquisition-related items	78	4,037	94	4,209
Operating earnings	58,036	59,991		107,369

2025
Revenues	$605,426	$842,139	$-	$1,447,565
Cost of revenues	450,459	509,961	-	960,420
Selling, general and administrative	88,604	230,091	10,287	328,982
Depreciation and amortization	12,164	34,449	22	46,635
Acquisition-related items	920	(6,082)	1,062	(4,100)
Operating earnings	53,279	73,720		115,628

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2026
Revenues	$1,795,810	$2,502,217	$-	$4,298,027
Cost of revenues	1,347,648	1,541,809	-	2,889,457
Selling, general and administrative	261,564	698,657	35,435	995,656
Depreciation and amortization	39,567	109,917	68	149,552
Acquisition-related items	3,932	5,268	457	9,657
Operating earnings	143,099	146,566		253,705

2025
Revenues	$1,723,536	$2,390,588	$-	$4,114,124
Cost of revenues	1,286,377	1,450,845	-	2,737,222
Selling, general and administrative	263,670	674,674	34,156	972,500
Depreciation and amortization	34,589	101,786	68	136,443
Acquisition-related items	4,748	8,555	2,492	15,795
Operating earnings	134,152	154,728		252,164

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended September 30

2026
Revenues	$1,337,094	$194,604	$1,531,698
Total long-lived assets	2,396,465	425,149	2,821,614

2025
Revenues	$1,301,545	$146,020	$1,447,565
Total long-lived assets	2,362,717	390,208	2,752,925

	United States	Canada	Consolidated

Nine months ended September 30

2026
Revenues	$3,794,965	$503,062	$4,298,027

2025
Revenues	$3,692,046	$422,078	$4,114,124

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Nine Month Period Ended September 30, 2026

(in US dollars)

October 30, 2026

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim condensed consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and nine month periods ended September 30, 2026 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2025. The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2026 and up to and including October 30, 2026.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR+ at www.sedarplus.ca and on the US Securities and Exchange Commission website at www.sec.gov.

Results of operations - three months ended September 30, 2026

Consolidated revenues for our third quarter were $1.53 billion, 6% higher than the comparable prior year quarter.

Consolidated operating earnings for the third quarter were $107.4 million, compared to $115.6 million in the prior year quarter. The operating earnings margin was 7.0% versus 8.0% in the prior year quarter. Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $169.7 million, up from $164.8 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.1% of revenues versus 11.4% of revenues in the prior year quarter. The decrease in earnings margin was due to the performance in the FirstService Brands segment, further described below.

Depreciation and amortization expense totalled $51.0 million, relative to $46.6 million in the prior year, with the increase primarily related to recently acquired operations in our FirstService Brands segment.

Acquisition-related items were $4.2 million, versus a recovery of $4.1 million in the prior period. The prior year quarter was affected by fair value reversals to contingent acquisition consideration earn-out structures in connection with recent acquisitions in the FirstService Brands segment.

The consolidated income tax rate for the quarter was 27%, compared to 28% in the prior year quarter. The effective tax rate for the full year is expected to be approximately 27%.

Net earnings for the quarter were $64.6 million, versus $70.9 million in the prior year quarter, with the decrease primarily attributable to the reversal of contingent consideration fair value adjustments in the prior year period, described above.

The RNCI redemption increment for the third quarter was $15.1 million, versus $7.0 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $633.3 million for the third quarter, up 5% versus the prior year and all from organic growth (see “Reconciliation of non-GAAP measures” below). Top-line performance was driven by new contract wins and expanded sited labor services. Adjusted EBITDA was $71.3 million, or 11.3% of revenues, versus $66.4 million, or 11.0% of revenues, in the prior year quarter. Operating earnings were $58.0 million, or 9.2% of revenues, versus $53.3 million, or 8.8% of revenues, for the third quarter of last year. Margins for the segment were modestly up versus the prior year due to labor cost management and incremental efficiency gains.

Revenues from the FirstService Brands segment in the third quarter were $898.4 million, up 7% relative to the prior year quarter. On an organic basis, division revenues grew 3% driven by our Restoration brands and Century Fire Protection, and partially offset by reduced activity levels at Roofing Corp. of America. Adjusted EBITDA for the quarter was $101.8 million, or 11.3% of revenues, versus $102.1 million, or 12.1% of revenues, in the prior year quarter. Operating earnings for the third quarter were $60.0 million, or 6.7% of revenues, versus $73.7 million, or 8.8% of revenues, in the prior year quarter. The decline in the segment margin reflected reduced profitability in our roofing operations, resulting from lower year-over-year revenues and a more competitive market environment. Operating Earnings margin was also affected by contingent consideration fair value adjustments that benefitted the prior year period.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, were $3.5 million, relative to $3.7 million in the prior year quarter. GAAP corporate costs for the current quarter were $10.7 million in the quarter versus $11.4 million in the prior year quarter.

Results of operations - nine months ended September 30, 2026

Revenues for the nine months ended September 30, 2026 were $4.30 billion, 4% higher than the comparable prior year period.

Operating earnings for the period were $253.7 million, versus $252.2 million in the prior year. Our operating earnings margin was 5.9% of revenues versus 6.1% of revenues in the prior year period. Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $437.1 million, up from $425.2 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 10.2% of revenues versus 10.3% of revenues in the prior year.

Depreciation and amortization expense totalled $149.6 million, relative to $136.4 million in the prior year, with the increase primarily related to recently acquired operations in our FirstService Brands segment, as well as information technology system investments in the FirstService Residential segment.

Acquisition-related items were $9.7 million, down from $15.8 million in the prior period. The decrease was primarily due to higher fair value adjustments to contingent earn-out structures in the FirstService Brands segment in the prior year period, versus reversal of fair value adjustments in the current year.

Net interest expense was $49.6 million, down from $56.6 million recorded in the prior year, with the difference primarily attributable to the lower cost of debt.

Our consolidated income tax rate for the nine-month period was 27%, versus 29% in the prior year-to-date period.

Net earnings for the nine-month period were $149.1 million, up from $140.4 million in the prior year period, and was attributable to higher profitability in the FirstService Residential segment, as well as decreased interest expense, partially offset by reduced profitability in the FirstService Brands segment.

The RNCI share of earnings was $15.9 million for the third quarter, relative to $11.4 million in the prior period, with the increase due to higher earnings from non-wholly owned operations.

Our FirstService Residential segment reported revenues of $1.80 billion for the nine-month period, up 4% over the prior year period. Organic growth was 5% and was driven by property management contract wins and increases in labor-related services. Organic performance exceeded our reported growth due to a divestiture at the start of the second quarter of non-core residential aquatic operations which served single-family homes. Adjusted EBITDA was $186.6 million, or 10.4% of revenues, up from $173.5 million, or 10.1% of revenues, in the prior year period. Operating earnings were $143.1 million, or 8.0% of revenues, for the nine-month period, relative to $134.2 million, or 7.8% of revenues, in the prior year period. Margin improvement was due to continued operating efficiencies in our service delivery model.

Year-to-date revenues at FirstService Brands were $2.50 billion, an increase of 5% relative to the prior year period. On an organic basis, revenues were up 1% with strong growth at Century Fire Protection, being offset by reduced activity-levels at our Roofing Corp of America operation. Adjusted EBITDA for the period was $261.8 million, or 10.5% of revenues, down from $265.1 million, or 11.1% of revenues, in the prior year period. Operating earnings were $146.6 million, or 5.9% of revenues, versus $154.7 million, or 6.5% of revenues, in the prior year. The decrease in margins was primarily driven by competitive pressures in the roofing industry, as well as margin compression in home services due to promotional activities.

Corporate costs (see definitions and reconciliations below), as presented in Adjusted EBITDA, for the nine-month period were $11.3 million versus $13.4 million in the prior year period. GAAP corporate costs were $36.0 million, compared to $36.7 million in the prior year.

Summary of quarterly results

The following table sets forth FirstService’s quarterly consolidated results of operations data for each of the eleven most recent quarters. The information in the table below has been derived from FirstService’s interim consolidated financial statements (except for other data which is non-GAAP), that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2026
Revenues	$1,317,087	$1,449,242	1,531,698
Operating earnings	46,662	99,674	107,369
Net earnings per share
Basic	0.44	1.00	0.99
Diluted	0.44	1.00	0.99

YEAR ENDED DECEMBER 31, 2025
Revenues	$1,250,826	$1,415,733	$1,447,565	$1,383,376
Operating earnings	39,258	97,278	115,628	85,914
Net earnings per share
Basic	0.06	1.01	1.25	0.85
Diluted	0.06	1.01	1.24	0.85

YEAR ENDED DECEMBER 31, 2024
Revenues	$1,158,045	$1,297,459	$1,396,041	$1,365,349
Operating earnings	38,058	83,937	125,902	89,615
Net earnings per share
Basic	0.14	0.78	1.34	0.72
Diluted	0.14	0.78	1.34	0.71

OTHER DATA
Adjusted EBITDA - 2026	$105,703	$161,695	$169,671
Adjusted EBITDA - 2025	103,266	157,128	164,780	$137,621
Adjusted EBITDA - 2024	83,373	132,487	159,974	137,856
Adjusted EPS - 2026	0.95	1.75	1.89
Adjusted EPS - 2025	0.92	1.71	1.76	1.37
Adjusted EPS - 2024	0.67	1.36	1.63	1.34

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes restoration operations and certain geographies in our roofing business, which are influenced by weather patterns that historically have resulted in higher revenues and earnings in any given reporting quarter, and certain franchise operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA”, “segment adjusted EBITDA”, “adjusted EPS” and “organic growth”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) share-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2026	2025	2026	2025

Net earnings	$64,550	$70,887	$149,103	$140,398
Income tax	23,834	27,700	55,191	57,377
Other expense (income), net	146	(1,138)	(236)	(2,220)
Interest expense, net	18,839	18,179	49,647	56,609
Operating earnings	107,369	115,628	253,705	252,164
Depreciation and amortization	51,003	46,635	149,552	136,443
Acquisition-related items	4,209	(4,100)	9,657	15,795
Share-based compensation expense	7,090	6,617	24,155	20,772
Adjusted EBITDA	$169,671	$164,780	$437,069	$425,174

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2026	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$58,036	$59,991	$(10,658)
Depreciation and amortization	13,213	37,767	23
Acquisition-related items	78	4,037	94
Share-based compensation expense	-	-	7,090
Segment Adjusted EBITDA	$71,327	$101,795	$(3,451)

Three months ended, September 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$53,279	$73,720	$(11,371)
Depreciation and amortization	12,164	34,449	22
Acquisition-related items	920	(6,082)	1,062
Share-based compensation expense	-	-	6,617
Segment Adjusted EBITDA	$66,363	$102,087	$(3,670)

Nine months ended, September 30, 2026	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$143,099	$146,566	$(35,960)
Depreciation and amortization	39,567	109,917	68
Acquisition-related items	3,932	5,268	457
Share-based compensation expense	-	-	24,155
Segment Adjusted EBITDA	$186,598	$261,751	$(11,280)

Nine months ended, September 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate (1)

Segment operating earnings (loss)	$134,152	$154,728	$(36,716)
Depreciation and amortization	34,589	101,786	68
Acquisition-related items	4,748	8,555	2,492
Share-based compensation expense	-	-	20,772
Segment Adjusted EBITDA	$173,489	$265,069	$(13,384)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate costs represent corporate selling, general and administrative costs, depreciation and amortization and acquisition- related items not directly attributable to reportable segments, as disclosed in note 15 to the Consolidated Financial Statements, and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) share-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2026	2025	2026	2025

Net earnings	$64,550	$70,887	$149,103	$140,398
Non-controlling interest share of earnings	(6,587)	(6,709)	(15,941)	(11,430)
Acquisition-related items	4,209	(4,100)	9,657	15,795
Amortization of intangible assets	21,268	18,828	62,888	57,051
Share-based compensation expense	7,090	6,617	24,155	20,772
Income tax on adjustments	(8,009)	(4,514)	(23,783)	(20,656)
Non-controlling interest on adjustments	(446)	(197)	(1,176)	(1,186)
Adjusted net earnings	$82,075	$80,812	$204,903	$200,744

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2026	2025	2026	2025

Diluted net earnings per share	$0.99	$1.24	$2.41	$2.32
Non-controlling interest redemption increment	0.35	0.15	0.56	0.50
Acquisition-related items	0.06	(0.05)	0.14	0.29
Amortization of intangible assets, net of tax	0.35	0.29	1.00	0.86
Share-based compensation expense, net of tax	0.14	0.13	0.46	0.42
Adjusted earnings per share	$1.89	$1.76	$4.57	$4.39

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired or disposed businesses for a period of twelve months following their acquisition or preceding their disposal.

We believe that the presentation of adjusted EBITDA, segment adjusted EBITDA, adjusted EPS, and organic growth, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA, segment adjusted EBITDA, adjusted EPS, and organic growth are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2026 was $302.1 million, down from $330.4 million in the prior year period, with the decrease attributable to changes in non-cash working capital. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2026, capital expenditures were $88.1 million, down from $96.6 million in the prior year period. Current year investments include service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system improvements in both segments. Based on our current operations, total capital expenditures for the year ending December 31, 2026 are expected to be approximately $125 million.

In October 2026, we paid a quarterly dividend of $0.305 per common share in respect of the quarter ended September 30, 2026.

During the nine months period ended September 30, 2026, the Company repurchased 4,070,934 Common Shares under its Normal Course Issuer Bid (“NCIB”) at an average price of $137.56 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,601,845 Common Shares under its NCIB, which expires on August 25, 2027.

Net indebtedness as at September 30, 2026 was $1.39 billion, versus $928.3 million at December 31, 2025. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants within our financing agreements as at September 30, 2026 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $343.4 million of available undrawn credit as of September 30, 2026.

In April 2026, we established an uncommitted accounts receivable sale program (the “AR Facility”) to further diversify our capital structure. Under the AR Facility, we have the ability on an ongoing periodic basis to offer trade accounts receivable for sale to a major Canadian banking institution, up to a maximum capacity of $300 million. Proceeds will be used to repay outstanding indebtedness under our revolving credit facility. The Company’s operating subsidiaries are the servicers under the AR Facility and clients are unaffected. The AR Facility will reduce interest costs and reported financial leverage. During the nine months ended September 30, 2026, we sold $63.5 million of accounts receivable for proceeds of $62.9 million.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $15.3 million as at September 30, 2026 ($47.0 million as at December 31, 2025) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to May 2028. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. During the nine months ended September 30, 2026, $22.3 million of contingent consideration was paid (2025 - $7.8 million).

The following table summarizes our contractual obligations as at September 30, 2026:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,516,846	$-	$50,000	$1,406,846	$60,000
Interest on long-term debt	280,831	82,338	138,251	57,524	2,718
Capital lease obligations	37,568	13,263	17,200	7,049	56
Contingent acquisition consideration	15,324	9,490	5,834	-	-
Operating leases	377,358	78,248	130,761	77,950	90,399

Total contractual obligations	$2,227,927	$183,339	$342,046	$1,549,369	$153,173

At September 30, 2026, we had commercial commitments totaling $40.9 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than 50% of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	September 30	December 31
(in thousands of US$)	2026	2025

FirstService Residential	$88,423	$73,091
FirstService Brands	356,038	343,706
	$444,461	$416,797

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2026, the RNCI recorded on the balance sheet was $542.3 million. The purchase prices of the RNCI may be paid in cash or in our common shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to GAAP diluted net earnings per share for the third quarter of 2026 would be $0.62, and $0.06 to adjusted EPS.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2025, except as noted below.

As part of the receivables sold under the AR Facility during the nine months ended September 30, 2026, we considered whether control of the receivables had been surrendered to the purchaser and concluded that de-recognition was appropriate.

Annual goodwill impairment test

Goodwill is tested for impairment annually as of August 1, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. During the third quarter of 2026, management performed its annual goodwill test as of August 1, 2026 for all reporting units. The company performed a quantitative goodwill impairment test for one reporting unit in the FirstService Brands segment. The goodwill attributable to this reporting unit is $380.3 million. All remaining reporting units were considered for qualitative factors and it was determined that a quantitative impairment test was not required.

As a result of the quantitative test, the Company determined that no impairment existed for the reporting unit. Testing indicated that the fair value for the reporting unit exceeded its carrying value by less than 5%, with reduced headroom compared to the test performed as at December 31, 2025.

The fair value of this reporting unit was determined using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) based on comparable entities with similar operations and economic characteristics. Management applied significant judgement in estimating the fair values of the Company’s reporting unit, which included selecting significant assumptions relating to the market multiples of EBITDA, and EBITDA, where applicable. If all other assumptions remain constant, a 0.5x decrease in the selected multiple would decrease fair value by approximately 5%, and a 3% decrease in EBITDA would decrease fair value by approximately 3%.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have two interest swaps in place to exchange the floating interest rate on $200.0 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the nine months ended September 30, 2026 was $5.4 million (2025 - $7.7 million).

As at September 30, 2026, the Company had $8.7 million of loans receivable from minority shareholders (December 31, 2025 - $6.5 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date of this MD&A, the Company has outstanding 41,910,827 common shares. In addition, as at the date hereof, 2,891,515 common shares are issuable upon exercise of options granted under the Company’s stock option plan. On April 1, 2026, shareholders of the Company approved amendments to the stock option plan to increase the maximum number of common shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 2,000,000 common shares.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2026 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business and roofing business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	The outbreak of epidemics or pandemics or other health crises could result in volatility and disruptions in the supply and demand for our products and services, global supply chains and financial markets.
•	US trade policies and practices, including the implementation of tariffs on US imports, may result in slightly reduced margins or increased prices that could cause decreased consumer demand in certain of our businesses.
•	US changes to immigration policies and practices could have an impact on our ability to attract and retain labour in certain of our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.